Filed Pursuant to Rule 433
Registration Statement No 333-158240
May 27, 2009
Pricing Term Sheet
Dated as of May 27, 2009
Norfolk Southern Corporation
$500,000,000 5.90% Senior Notes due 2019
The following information supplements the Preliminary Prospectus Supplement dated May 27, 2009, and is filed pursuant to Rule 433, under Registration No. 333-158240.

Issuer:	Norfolk Southern Corporation

Principal Amount:	$500,000,000

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa1 / BBB+ / BBB+

Format:	SEC Registered

Denominations:	$2,000 x $1,000

Trade Date:	May 27, 2009

Settlement Date:	June 1, 2009 (T+3)

Maturity Date:	June 15, 2019

Benchmark Treasury:	3.125% UST due May 15, 2019

Benchmark Treasury Price and Yield:	96-12+ / 3.558%

Spread to Benchmark Treasury:	T+ 237.5 basis points

Yield to Maturity:	5.933%

Coupon:	5.90%

Public Offering Price:	99.750%

Interest Payment Dates:	June 15 and December 15, commencing December 15, 2009

Make Whole Call:	Any time at the greater of 100% or the make-whole amount at a discount rate equal to Treasury Rate plus 37.5 basis points.

CUSIP#/ISIN#:	655844 BC1 / US655844BC14

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

Joint Book-Running Managers:	Banc of America Securities LLC Goldman, Sachs & Co. Wachovia Capital Markets, LLC

Co-Managers:	The Williams Capital Group, L.P. Mitsubishi UFJ Securities (USA), Inc. SunTrust Capital Markets, Inc.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Representatives can arrange to send you the prospectus if you request it by calling Banc of America Securities LLC at 1-800-294-1322; Goldman, Sachs & Co. at 1- 866-471-2526l; or Wachovia Capital Markets, LLC at 1-800-326-5897. This information does not purport to be a complete description of these securities or the offering. Please refer to the prospectus for a complete description. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

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